UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.      )*

ON SEMICONDUCTOR CORPORATION

(Name of Issuer)

Common Stock

(Title of Class of Securities)

682189105

(CUSIP Number)

May 6, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP: 682189105

1	NAMES OF REPORTING PERSONS Spring Creek Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 10,170,292
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 10,170,292
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,170,292
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.48%
12	TYPE OF REPORTING PERSON OO

CUSIP: 682189105

1	NAMES OF REPORTING PERSONS SCC Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 10,170,292 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 10,170,292 (1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,170,292 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.48%
12	TYPE OF REPORTING PERSON OO

(1)

Represents 10,170,292 shares of Issuer common stock held by Spring Creek Capital, LLC. These Issuer securities may be deemed to be beneficially owned by SCC Holdings, LLC by virtue of its 100% ownership of Spring Creek Capital, LLC.

CUSIP: 682189105

1	NAMES OF REPORTING PERSONS Beaverhead Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 19,883,278
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 19,883,278
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,883,278
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.85%
12	TYPE OF REPORTING PERSON OO

CUSIP: 682189105

1	NAMES OF REPORTING PERSONS Koch Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 19,883,278 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 19,883,278 (1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,883,278 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.85%
12	TYPE OF REPORTING PERSON OO

(1)

Represents shares of Issuer common stock held by Beaverhead Capital, LLC. These Issuer securities may be deemed to be beneficially owned by Koch Holdings, LLC by virtue of its 100% ownership of Beaverhead Capital, LLC.

CUSIP: 682189105

1	NAMES OF REPORTING PERSONS Koch Industries, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Kansas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 30,053,570 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 30,053,570 (1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,053,570 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.33%
12	TYPE OF REPORTING PERSON CO

(1)

Represents (i) 10,170,292 shares of Issuer common stock held by Spring Creek Capital, LLC and (ii) 19,883,278 shares of Issuer common stock held by Beaverhead Capital, LLC. These Issuer securities may be deemed to be beneficially owned by virtue of Koch Industries, Inc.’s indirect ownership of Spring Creek Capital, LLC and as a result of Koch Industries, Inc. serving as manager of Koch Holdings, LLC and Koch Holdings, LLC’s ownership of Beavercreek Capital, LLC.

CUSIP: 682189105

Item 1(a). Name of Issuer: ON Semiconductor Corporation (the “Issuer”)

Item 1(b). Address of Issuer’s Principal Executive Officers: 5005 E. McDowell Road, Phoenix, Arizona 85008

Item 2(a). Name of Person Filing:

Spring Creek Capital, LLC (“Spring Creek”)

SCC Holdings, LLC (“SCC Holdings”)

Beaverhead Capital, LLC (“Beaverhead Capital”)

Koch Holdings, LLC (“Koch Holdings”)

Koch Industries, Inc. (“Koch Industries”)

(Each a “Reporting Person,” and collectively, the “Reporting Persons”).

Item 2(b). Address or Principal Business Office or, if None, Residence:

The principal business office for all Reporting Persons filing is:

4111 E. 37th Street North

Wichita, KS 67220

Item 2(c). Citizenship: See Item 4 of each cover page.

Item 2(d). Title of Class of Securities: Common Stock, $0.01 par value per share (“Common Stock”).

Item 2(e). CUSIP No.: 682189105.

Item 3. If this Statement is Filed Pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a: Not applicable.

Item 4. Ownership.

(a) Amount beneficially owned: See Item 9 of each cover page.

(b) Percent of class: See Item 11 of each cover page. Calculated using 410,020,679 shares of common stock outstanding as of May 6, 2020, as reported in the Form 10-Q filed by ON Semiconductor Corporation on May 11, 2020.

(c) Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: See Item 5 of each cover page.

(ii)	Shared power to vote or to direct the vote: See Item 6 of each cover page.

(iii)	Sole power to dispose or to direct the disposition of: See Item 7 of each cover page.

(iv)	Shared power to dispose or to direct the disposition of: See Item 8 of each cover page.

Spring Creek is 100% owned by SCC Holdings, and SCC Holdings is 100% owned by Koch Industries. Beaverhead Capital is 100% owned by Koch Holdings, and Koch Holdings is managed by Koch Industries.

Koch Industries and SCC Holdings may be deemed to beneficially own the Issuer Common Stock held by Spring Creek by virtue of Koch Industries’ ownership of SCC Holdings and SCC Holdings’ ownership of Spring Creek. The filing of this Schedule 13G shall not be construed as an admission that either SCC Holdings or Koch Industries is, for purposes of Sections 13(d) or 13(g) of the Exchange Act, the beneficial owner of any Common Stock covered by this Schedule 13G.

CUSIP: 682189105

Koch Industries and Koch Holdings may be deemed to beneficially own the Issuer Common Stock held by Beaverhead Capital by virtue of Koch Industries serving as Koch Holdings’ manager and Koch Holdings’ ownership of Beaverhead Capital. The filing of this Schedule 13G shall not be construed as an admission that either Koch Industries or Koch Holdings is, for purposes of Sections 13(d) or 13(g) of the Exchange Act, the beneficial owner of any Common Stock covered by this Schedule 13G.

Item 5. Ownership of 5 Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

CUSIP: 682189105

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 18, 2020

Spring Creek Capital, LLC

By:	/s/ Raffaele G. Fazio
Name:	Raffaele G. Fazio
Title:	Secretary

SCC Holdings, LLC

By:	/s/ Raffaele G. Fazio
Name:	Raffaele G. Fazio
Title:	Secretary

Beaverhead Capital, LLC

By:	/s/ Raffaele G. Fazio
Name:	Raffaele G. Fazio
Title:	Secretary

Koch Holdings, LLC

By:	/s/ Raffaele G. Fazio
Name:	Raffaele G. Fazio
Title:	Assistant Secretary

Koch Industries, Inc.

By:	/s/ Raffaele G. Fazio
Name:	Raffaele G. Fazio
Title:	Assistant Secretary

CUSIP: 682189105

EXHIBIT INDEX

Exhibit Number	Title

99.1	Joint Filing Agreement